June 26, 2014

VIA EDGAR

Daniel L. Gordon

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Prologis, Inc. and Prologis, L.P.
Form 10-K for the year ended December 31, 2013
Filed February 26, 2014
File No. 1-13545 and No. 1-14245

Dear Mr. Gordon:

We are writing in response to your letter dated June 13, 2014, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Form 10-K of Prologis, Inc. and Prologis, L.P. (together, the “Company”) for the year ended December 31, 2013 filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2014 (“Form 10-K”). We have carefully considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have reproduced the Staff’s comments in italicized text and added our response below.

Form 10-K for the year ended December 31, 2013

2. Summary of Significant Accounting Policies

Long-Lived Assets

1.	We note that you commence depreciation at the earlier of stabilization or one year after completion of construction. Please tell us how your accounting policy complies with ASC 360-10, specifically addressing the difference in time between when the property is substantially complete and your assessment of stabilization when 90% occupancy has been achieved.

Per ASC paragraph 360-10-35-4, generally accepted accounting principles (GAAP) require that the cost of a productive facility “be spread over the expected useful life of the facility in such a way as to allocate it as equitably as possible to the periods during which services are obtained from the use of the facility.” We have defined the period in which services commence, and therefore a newly developed building is ready for its intended use, based on guidance in ASC paragraph 970-605-25-2 that states, “a real estate project shall be considered substantially completed and held available for occupancy upon completion of tenant improvements by the developer but no later than one year from cessation of major construction activity (as distinguished from activities such as routine maintenance and cleanup).” We generally complete the tenant improvements after the building has been leased in order to best address our customer’s specific requirements. As a result, we do not consider a developed building ready for its intended use until the tenant improvements have been completed and the building is occupied by that customer. Given the nature of our business and the limited number of tenants per building (a majority of our buildings are occupied by a single tenant) when we lease a building it is generally for 90% or more of the net rentable area. Therefore, the majority of the required tenant improvements are complete when the building has reached 90% occupancy. Occasionally the lease-up period will take longer than one year. In those situations, in accordance with ASC paragraph 970-605-25-2, we begin depreciation one year after completion of construction regardless of the occupancy percentage. We have been applying our accounting policy consistently and we believe our policy complies with the guidance in ASC subtopic 360-10.

Note 5 – Unconsolidated Entities, page 72

2.	We note that you recognized net gains totaling $597.7 million primarily related to the contributions of operating properties to your unconsolidated co-investment ventures. We note that you disclose the transaction with NPR or the Japan properties that resulted in a gain of $337.9 million. Please tell us how the remaining gain of approximately $260 million was recognized. In addition, please reconcile this to the disclosure on page 23 that refers to the gain of $416 million related to the contribution of 235 properties and the $139 million related to the contribution of 19 properties. We may have further comment.

In 2013, we recognized gains of $597.7 million from the acquisitions and dispositions of investments in real estate in continuing operations, as follows:

Net gains from contributions and dispositions:
Net gains from contributions to co-investment ventures
Properties developed by us (235 properties per page 23)	$416.1
Properties acquired by us (19 properties per page 23)	139.2

Sub-total net gains from contributions	555.3
Gains from the sale of land to third parties	7.6

Sub-total gains from contributions and dispositions (per Note 4 page 71)	562.9
Net gains from acquisitions of unconsolidated co-investment ventures	34.8

Total gains from the acquisitions and dispositions of real estate	$597.7

Included in the gains from contributions of properties to co-investment ventures of $555.3 million in the above table is the gain of $337.9 million we recognized in the first quarter of 2013 from the contribution of properties to NPR in connection with its initial formation. The remaining approximate $260 million includes net gains of $217.4 million recognized from additional contributions made to NPR in the second and fourth quarters and contributions made to other co-investment ventures in Europe during 2013, $7.8 million of net gains from the sale of land and $34.5 million of net gains from acquisitions of unconsolidated co-investment ventures. We disclose additional information about the properties contributed during 2013 to each venture, including the number of properties, aggregate square feet and total sales proceeds in Note 5 beginning on page 74.

The net gains from acquisitions of unconsolidated co-investment ventures represent the net gain recognized from the conclusion of three co-investment ventures during 2013, two of which are described on page 69 under the caption “2013 Acquisitions of Unconsolidated Co-Investment Ventures” and the third of which resulted in a loss of $3.6 million. The acquisition of these ventures was in accordance with the accounting guidance on business combinations whereby we marked our equity investment to fair value at the time we acquired a controlling interest in these ventures and recognized a resulting gain or loss.

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In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 733-9405 if you have any questions or require additional information.

Sincerely,

/s/ Thomas S. Olinger

Thomas S. Olinger

Chief Financial Officer

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